Exhibit 12.1
THE HILLMAN COMPANIES, INC.
Computation of Ratio of Income to Fixed Charges
Year Ended December 31, 2006
(Dollars in thousands)

Income from Operations	$41,320
Depreciation	17,132
Amortization	7,748
Stock compensation expense	1,239
Non-recurring expense	881
Extinguishment of debt	726

Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”)	$69,046
Capital Expenditures	14,653
Interest on junior subordinated notes	12,231
Cash Interest	24,303
Scheduled Debt Payments	2,263
Cash Taxes	245

Fixed Charges	$53,695

Ratio of Adjusted EBITDA to Fixed Charges	1.29